Exhibit 3.2

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

UNOFFICIAL OFFICE TRANSLATION OF THE DEED OF

INCORPORATION OF FI CBM HOLDINGS N.V.

On the twenty-third day of November two thousand and twelve there appeared before me, Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands:

Lucien Rikkinus Lambertus Spijkervet, with office address at Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands, born in Zwolle, the Netherlands, on the twelfth day of February nineteen hundred and eighty, acting as authorised representative of:

Fiat Industrial S.p.A., a public company (Società per Azioni) organised under the laws of the Republic of Italy, having its registered office in Turin, Italy, and its office address at Via Nizza 250, 10126 - Turin, Italy (the Incorporator).

The person appearing declared that the Incorporator hereby incorporates a company with limited liability (naamloze vennootschap) with the following:

ARTICLES OF ASSOCIATION:

CHAPTER I.

Definitions.

Article 1.

In these articles of association the following expressions shall have the following meanings:

a.	General Meeting: the body of the company formed by shareholders and other persons entitled to vote;

b.	General Meeting of Shareholders: the meeting of shareholders and other persons entitled to attend the general meetings of shareholders;

c.	Accountant: a “register-accountant” or other accountant referred to in Section 2:393, of the Dutch Civil Code, as well as an organisation within which such accountants practice;

d.	Distributable part of the net assets: that part of the company’s net assets which exceeds the aggregate of the issued capital and the reserves which must be maintained by virtue of the law;

e.	Annual Accounts: the balance sheet and the profit and loss account with the explanatory notes;

f.	Annual Meeting: the General Meeting of Shareholders held for the purpose of the discussion and adoption of the Annual Accounts; and

g.	Management Board: the body of the company referred to in article 13.

CHAPTER II.

Name. Seat. Objects.

Article 2. Name and seat.

1.	The name of the company is: FI CBM Holdings N.V.

2.	The official seat of the company is in Amsterdam.

3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.

Article 3. Objects.

The objects of the company are:

a.	to incorporate, to participate in any way whatsoever, to manage, to supervise businesses and companies which are engaged in engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing and to act as holding company for such companies;

b.	to finance companies and businesses;

c.	to render advice and services to businesses and companies with which the company forms a group and to third parties;

d.	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities as well as to enter into agreements related thereto;

e.	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and businesses with which it forms a group and in favour of third parties;

f.	to obtain, manage, exploit and alienate registered property and items of property in general;

g.	to trade and invest in currencies, securities and items of property in general;

h.	to develop and to trade in patents, trade marks, licenses, know-how and other industrial property rights;

i.	to perform any and all activity of industrial, financial or commercial nature, as well as everything pertaining the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

CHAPTER III.

Capital and shares. Register.

Article 4. Authorised capital.

1.	The authorised capital amounts to two hundred and fifty thousand euro (€ 250,000).

2.	The authorised capital is divided into twenty-five million (25,000,000) shares with a nominal value of one eurocent (€ 0.01) each, numbered 1 up to and including 25,000,000.

3.	All shares are to be registered shares. No share certificates shall be issued.

Article 5. Register of shareholders.

1.	The Management Board shall appoint a registrar who shall keep a register in which the names and addresses of all holders of registered shares are recorded, showing the date on which they acquired the shares, the date of the acknowledgement or notification as well as the amount paid on each share.

2.	The names and addresses of those with a right of usufruct (“life interest”) or a pledge on the shares shall also be entered in the register, stating the date on which they acquired the right and the date of acknowledgement or notification.

3.	Each shareholder, each beneficiary of a life interest and each pledgee is required to give written notice of his address to the company.

4.	The register shall be kept accurate and up to date. All entries and notes in the register shall be signed by the registrar.

5.	On application by a shareholder, a beneficiary of a life interest or a pledgee, the registrar shall furnish an extract from the register, free of charge, showing its rights in a share.

6.	The registrar shall make the register available at the registrar’s office for inspection by the shareholders.

CHAPTER IV.

Issuance of shares. Own shares. Capital reduction.

Article 6. Issuance of shares. Body competent to issue shares. Notarial deed.

1.	The issuance of shares may only be effected pursuant to a resolution of the General Meeting or of another corporate body designated in this respect by resolution of the General Meeting for a fixed period not exceeding five years.

Such designation may be renewed, each time for a period not exceeding five years and may not be withdrawn, unless otherwise provided for in the resolution to designate.

2.	The issuance of a share shall furthermore require a deed drawn up for that purpose in the presence of a civil law notary registered in the Netherlands to which those involved are party.

Article 7. Conditions of issuance. Rights of pre-emption.

1.	A resolution to issue shares shall stipulate the price and further conditions of issuance.

2.	Upon issuance of shares, each shareholder shall have a right of pre-emption in proportion to the aggregate nominal amount of his shares, in accordance with and subject to the limitations set out in Section 2:96a of the Civil Code.

Each shareholder shall also have a pre-emption right in respect of shares issued for a non-cash contribution. A shareholder shall have no pre-emption right in respect of shares issued to employees of the company.

3.	Prior to each issuance, the right of pre-emption may be limited or excluded by a resolution of the General Meeting or by a resolution of the corporate body designated pursuant to article 6, paragraph 1, if, by a resolution of the General Meeting the said corporate body was designated and authorised for a fixed period, not exceeding five years, to limit or to exclude such pre-emption right. A resolution to limit or exclude a pre-emption right requires at least two-thirds of the votes cast if less than half of the issued capital is represented at the meeting.

4.	Within eight days after the resolution to issue shares or to designate another corporate body has been adopted, the Management Board shall deposit the full text thereof at the trade register of the Chamber of Commerce and Industries in which territory the company is registered.

5.	Within eight days upon the end of a calendar quarter, the Management Board shall report any issuance of shares during the previous quarter to the trade register of the Chamber of Commerce and Industries, in which territory the company is registered.

6.	Shareholders shall have a right of pre-emption if rights to subscribe for shares are granted by the company; the preceding paragraphs shall apply mutatis mutandis. Shareholders shall have no pre-emption right in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Article 8. Payment for shares.

1.	On the issuance of each share, the full nominal amount must be paid up.

2.	Payment for shares must be made in cash in so far as no other form of payment has been agreed. Payment in foreign currency can only take place with the approval of the company.

3.	The company may not provide collateral, guarantee the price, otherwise act as surety or bind itself jointly and severally with or for third parties, for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof.

4.	The company may only provide loans for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof if made in accordance with and subject to Section 2:98c of the Civil Code.

5.	Paragraphs 3 and 4 shall not apply if shares are subscribed or acquired by or for employees of the company or of a group company as referred to in Section 2:24b of the Civil Code.

Article 9. Own shares.

1.	When issuing shares, the company shall not be entitled to subscribe for its own shares.

2.	The company may, in accordance with the relevant provisions of the law, acquire fully paid in shares in its own capital or depository receipts thereof.

3.	The disposal of shares or depository receipts thereof held by the company shall be effected pursuant to a resolution of the General Meeting. Such resolution shall also stipulate the conditions of the disposal. The disposal of shares held by the company shall be effected with due observance of the provisions of the blocking clause.

4.	No voting rights may be exercised in the General Meeting of Shareholders for any share held by the company or any of its subsidiaries, nor in respect of any share of which the company or any of its subsidiaries holds depository receipts.

Article 10. Reduction of capital.

1.	The General Meeting may resolve to reduce the issued share capital, in accordance with the relevant provisions of the law, either by cancelling shares held by the company or by reducing the nominal value of shares in its own capital by an amendment to the articles of association.

2.	The notice to the General Meeting of Shareholders at which a resolution referred to in this article is proposed, shall state the purpose of the capital reduction and the manner in which it is to be achieved.

CHAPTER V.

Transfer of shares. Limited rights. Issuance of depository receipts.

Article 11.

1.	The transfer of a registered share or the transfer of a right in rem thereon shall require a deed drawn up for that purpose in the presence of a civil law notary officiating in the Netherlands to which those involved are party.

2.	Unless the company itself is party to the legal act, the rights attached to the share can only be exercised after the company has acknowledged the legal act or the deed has been served on it in accordance with the relevant provisions of the law.

3.	On the creation of a life interest or a pledge in respect of a share, the voting rights cannot accrue to the beneficiary of the life interest, nor to the pledgee.

4.	The pledgee and the beneficiary of a life interest shall not have the rights which by virtue of the law accrue to the holders of depositary receipts issued with the company’s cooperation.

5.	The company cannot lend its cooperation to the issuance of depository receipts.

CHAPTER VI.

Blocking clause.

Article 12.

1.	A transfer of shares in the company may only be effected with due observance of paragraphs 2 through 7 inclusive of this article.

2.	A shareholder who wishes to transfer one or more shares shall require the approval of the General Meeting.

3.	If the General Meeting has granted the approval, the transfer must be effected within three months thereafter.

4.	The approval shall be deemed to have been granted if the General Meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the shares referred to in the request for approval, against payment in cash, against the purchase price determined in accordance with paragraph 5 of this article. The company itself holding shares in its own capital may only be designated as prospective purchaser with the approval of the requesting shareholder.

The approval shall likewise be deemed granted if the General Meeting has not made a decision in respect of the request for approval within six weeks upon receipt of such request.

5.	The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual consent between the prospective purchaser and the requesting shareholder.

6.	Should the requesting shareholder and the prospective purchaser fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industries within the district in which the company is registered.

7.	Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, during a period of one month after such determination of the purchase price, to decide whether or not he will transfer his shares to the designated prospective purchaser.

CHAPTER VII.

Management.

Article 13. Management Board.

1.	The management of the company shall be constituted by a Management Board consisting of one or more members.

2.	The General Meeting shall appoint the members of the Management Board. The General Meeting shall grant the title of Chairman to one of the members of the Management Board.

Article 14. Suspension and dismissal.

1.	Any member of the Management Board may at any time be suspended or dismissed by the General Meeting.

2.	A suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no decision has been taken on the termination of the suspension, or on dismissal, the suspension shall cease.

Article 15. Remuneration.

1.	The company shall have a remuneration policy with regard to the remuneration of the Management Board. The General Meeting shall adopt the remuneration policy. The remuneration policy shall at least entail the subjects as described in Section 2:383c to e of the Civil Code, to the extent these relate to the Management Board.

2.	The remuneration and further conditions of employment for each member of the Management Board shall, subject to the remuneration policy, be determined by the General Meeting.

Article 16. Duties of the board. Decision making process. Allocation of duties.

1.	Subject to the restrictions imposed by the articles of association, the Management Board shall be entrusted with the management of the company.

2.	The Management Board may lay down rules regarding its own decision making process.

3.	To the extent not otherwise provided in the rules reflected to in paragraph 2 above, the meetings of the Management Board will be held in the United Kingdom.

3.	The Management Board shall adopt resolutions with a simple majority of votes.

4.	The Management Board may determine the duties with which each member of the Management Board shall be charged in particular. The allocation of duties shall require the approval of the General Meeting.

5.	A member of the Management Board may be represented by a co-member of the Management Board authorised in writing. The expression: “in writing” shall include any message transmitted by current means of (electronic) communication and received in writing (or electronically reflected). A member of the Management Board may not act as representative for more than one co-member.

6.	Resolutions of the Management Board may also be adopted in writing without recourse to a Management Board meeting, provided they are adopted by unanimous vote of all members of the Management Board and the majority of the members of the Management Board are present in the United Kingdom at the time of adoption of such written resolution. The second sentence of the preceding paragraph shall apply accordingly.

Article 17. Representation.

1.	The Management Board shall be authorised to represent the company.

Each member of the Management Board acting solely shall be authorised to represent the company as well.

2.	The Management Board may appoint staff members with general or limited power to represent the company (procuratiehouders). Each of these staff members shall be able to represent the company with due observance of any restrictions imposed on him. The Management Board shall determine their titles.

3.	In the event of a conflict of interest between the company and a member of the Management Board, the company shall be represented by at least two other members of the Management Board. The General Meeting shall at all times be authorised to designate one or more other persons for this purpose.

Article 18. Approval of decisions of the Management Board.

1.	The General Meeting is entitled to require resolutions of the Management Board to be subject to its approval. These resolutions shall be clearly specified and notified to the Management Board in writing.

2.	The lack of approval referred to in this article does not affect the authority of the Management Board or its members to represent the company.

Article 19. Absence or prevention.

If a member of the Management Board is absent or prevented from performing his duties, the remaining members or member of the Management Board shall be temporarily entrusted with the entire management of the company. If all members of the Management Board, or the sole member of the Management Board, is/are absent or prevented from performing their duties, the management of the company shall be temporarily entrusted to the person designated by the General Meeting for that purpose.

CHAPTER VIII.

Annual accounts. Profits.

Article 20. Financial year. Drawing up of the Annual Accounts. Filing for inspection. Accountant.

1.	The financial year of the company shall be the calendar year.

2.	Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this term is extended by the General Meeting by not more than six months, the Management Board shall draw up the Annual Accounts.

3.	The Management Board shall file the Annual Accounts for inspection by the shareholders at the office of the company within the period referred to in paragraph 2. Within this period the Management Board shall also file the annual report for inspection by the shareholders.

4.	The Annual Accounts shall be signed by all members of the Management Board; if the signature of one or more of them is lacking, this shall be stated and reasons therefore shall be given.

5.	The company may and if the law so requires shall appoint an Accountant to audit the Annual Accounts.

Article 21. Adoption of the Annual Accounts. Publication.

1.	The company shall ensure that the Annual Accounts, the annual report and the information to be added by virtue of the law are held at its office as from the day on which the Annual Meeting is convened. Shareholders may inspect the documents at that place and obtain a copy thereof, free of charge.

2.	The General Meeting shall adopt the Annual Accounts.

3.	The provisions of these articles of association regarding the annual report and the information to be added by virtue of the law shall not apply if Section 2:403 of the Civil Code applies to the company. The provisions of these articles of association regarding the annual report shall not apply either if Section 2:396 paragraph 6 of the Civil Code is applicable.

Article 22. Profits.

1.	The allocation of profits earned in a financial year shall be determined by the General Meeting.

2.	Distributions can only take place up to the amount of the Distributable part of the net assets.

3.	Distribution of profits shall take place upon adoption of the Annual Accounts from which it appears that such is allowed.

4.	The General Meeting may resolve to make distributions on account of the profits of the current financial year, provided that the aggregate amount of such distributions will not exceed the amount of the Distributable part of the net assets, which has to be evidenced by an interim balance sheet within the meaning of and in accordance with Section 2:105 of the Civil Code.

5.	The General Meeting may, subject to due observance of paragraphs 2 and 4, at any time resolve to make distributions on account of any reserve.

6.	A claim of a shareholder for payment of a dividend shall be barred after five years have elapsed.

CHAPTER IX.

General Meetings of Shareholders.

Article 23. Annual Meeting.

1.	The Annual Meeting shall be held annually, and no later than six months after the end of the financial year.

2.	The agenda for that meeting shall contain in any way the following items for discussion:

a.	the annual report;

b.	adoption of the Annual Accounts;

c.	appropriation of accrued profits;

d.	granting of discharge to members of the Management Board for their management during the financial year concerned.

3.	Shareholders representing at least one hundredth of the issued share capital may request the company in writing to put an item on the agenda, unless this would violate an important interest of the company. The request must have been received by the company not later than on the sixtieth day prior to that of the meeting.

Article 24. Other meetings.

1.	Other General Meetings of Shareholders shall be held as often as the Management Board deems such necessary.

2.	Shareholders representing in the aggregate at least one tenth of the issued capital may request the Management Board to convene a General Meeting of Shareholders, stating the subjects to be discussed. If the Management Board has not convened a meeting within four weeks in such a manner that the meeting can be held within six weeks after the request, the persons who made the request shall be authorised to convene a meeting themselves.

Article 25. Convocation. Agenda.

1.	General Meetings of Shareholders shall be convened by the Management Board.

2.	The convocation shall take place no later than on the fifteenth day prior to the date of the meeting.

3.	The notice of convocation shall specify the subjects to be discussed. Subjects which were not specified in the notice of convocation may be announced at a later date, provided with due observance of the provisions of this article.

4.	The convocation of the General Meeting shall take place in accordance with article 33 of these articles of association.

Article 26. Place of meetings.

The General Meetings of Shareholders shall be held in Amsterdam or at Schiphol Airport (Municipality of Haarlemmermeer).

Article 27. Waiver of formalities.

As long as the entire issued capital is represented at a General Meeting of Shareholders, valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the articles of association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

Article 28. Chairman.

The General Meeting shall itself choose a chairman. Until that moment a member of the Management Board shall act as chairman and in the absence of such a member the eldest person present at the meeting shall act as chairman.

Article 29. Minutes. Records.

1.	Minutes shall be kept of the proceedings at every General Meeting of Shareholders by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.

2.	The chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting. The notarial minutes shall be co-signed by the chairman.

3.	The Management Board keeps a record of the resolutions made. If the Management Board is not represented at the meeting, the chairman of the meeting shall provide the Management Board with a transcript of the resolutions made as soon as possible after the meeting. The records shall be deposited at the offices of the company for inspection by the shareholders.

Article 30. Rights at meetings. Admittance.

1.	Each shareholder shall be entitled to attend the General Meeting of Shareholders, to address the meeting and to exercise his voting rights.

2.	Each share confers the right to cast one vote.

3.	Each person entitled to vote, or his proxy, shall sign the attendance list.

4.	The right to take part in the meeting in accordance with paragraph 1 of this article may be exercised by a proxy authorised in writing. The provision of article 16 paragraph 5, second sentence, shall apply accordingly.

5.	The members of the Management Board shall, as such, have the right to give advice in the General Meeting of Shareholders.

6.	The chairman of the General Meeting shall decide on the admittance of persons other than those mentioned above in this article.

Article 31. Votings.

1.	To the extent that these articles of association or Dutch law do not require a qualified majority, all shareholders resolutions shall be adopted by a simple majority of the votes cast.

2.	If in an election of persons a majority is not obtained, a second vote shall be taken. If votes in such second vote are equal in an election between two persons, it shall be decided by lot who is elected.

3.	If there is a tie of votes in a vote other than a vote for the election of persons, the proposal is thus rejected.

4.	All votes may be cast orally. If it concerns an election of persons, a person present at the meeting and entitled to vote can demand a vote by a secret ballot. Voting by secret ballot shall take place by means of secret, unsigned ballot papers.

5.	Abstentions and invalid votes shall not be counted as votes.

6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects against it.

7.	The chairman’s decision at the General Meeting of Shareholders on the result of a vote shall be final and binding. The same shall apply to the contents of an adopted resolution insofar as the same arises out of an unwritten proposal. If, however, the correctness of that decision is challenged immediately after its pronouncement, a new vote shall be taken if either the majority of the persons present and entitled to vote, or, if the original vote was not taken by roll call or in writing, any person present and entitled to vote, so desires. As a result of the new vote, the original vote shall have no legal consequences.

Article 32. Resolutions outside of meetings. Records.

1.	Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided they are adopted by unanimous vote representing the entire issued capital.

2.	The provision of article 30 paragraph 5 shall apply correspondingly to the adoption of resolutions outside a meeting as referred to in paragraph 1.

3.	The Management Board shall keep a record of the resolutions thus made. Each of the shareholders shall procure that the Management Board is informed in writing of the resolutions made in accordance with paragraph 1 as soon as possible. The records shall be deposited at the offices of the company for inspection by the shareholders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

CHAPTER X.

Convocation and notification.

Article 33.

All convocations of General Meetings of Shareholders and all notifications to shareholders shall be made by registered letter mailed to the addresses as shown in the register of shareholders.

CHAPTER XI.

Amendment of the articles of association and dissolution. Liquidation.

Article 34. Amendment of the articles of association and dissolution.

When a proposal of the Management Board to amend the articles of association or to dissolve the company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting of Shareholders and, if it regards an amendment of the articles of association, a copy of the proposal including the text of the proposed amendment must at the same time be deposited and held available at the company’s office for inspection by the shareholders until the end of the meeting. Such copy will also be available for inspection at the General Meeting of Shareholders.

Article 35. Liquidation.

1.	In the event of dissolution of the company by virtue of a resolution of the General Meeting the members of the Management Board shall be charged with the liquidation of the business of the company.

2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.

3.	The balance of the company remaining after payment of debts shall be transferred to the shareholders in proportion to the aggregate nominal amount of their shares.

Transitional Provision.

Article 36.

The first financial year of the company shall end on the thirty-first day of December two thousand and thirteen.

This transitional provision shall lapse and cease to exist after the first financial year.

Final statements.

Finally, the person appearing declared that:

(A)	upon incorporation, the issued share capital of the company amounts to fifty thousand euros (€ 50,000) and the Incorporator is participating in the issued capital for five million (5,000,000) ordinary shares, numbered 1 through 5,000,000;

(B)	the Incorporator acting on its own behalf and on behalf of the company agreed that the issued share capital shall be paid up in cash. The provisions relating to the payment for shares as said out in Section 2:93a paragraph 1 of the Dutch Civil Code have been complied with. The Company accepts the payments on the shares issued at the incorporation, insofar the subscription price has been paid in accordance with paragraph 1 subsection b of the aforementioned Section; and

(C)	the first members of the management board are:

(i)	Sergio Marchionne, born in Chieti, Italy, on the seventeenth day of June nineteen hundred fifty-two as Chairman;

(ii)	Richard Joseph Tobin, born in Morristown, State of New Yersey, United States of America, on the fourth day of April nineteen hundred sixty-three; and

(iii)	Derek Neilson, born in Bellshill, Scotland, United Kingdom, on the seventh day of June nineteen hundred seventy.

The documents which must be attached by virtue of Section 2:93a of the Dutch Civil Code have been attached to this deed.

Power of attorney.

The power of attorney granted to the person appearing appears from a written power of attorney, which is attached to this deed. Sufficient proof of the existence of the power of attorney has been given to me, civil law notary.

Final

In witness whereof the original of this deed, which shall be retained by me, civil law notary aforementioned, is executed in Amsterdam, the Netherlands, on the date first given in the head of this deed.

Before reading out, a concise summary of the contents of this instrument was given to the person appearing. He then declared that he had noted the contents, that he agreed to the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the person appearing, who is known to me, civil law notary, and by me, civil law notary, at fourteen hours and fifty-one minutes.

(was signed) L.R.L. Spijkervet; D.J. Smit.